UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY

UNDER THE TRUST INDENTURE ACT OF 1939

OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

☒	CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A TRUSTEE PURSUANT TO SECTION 305(b)(2)

DEUTSCHE BANK TRUST COMPANY AMERICAS

(formerly BANKERS TRUST COMPANY)

(Exact name of trustee as specified in its charter)

NEW YORK	13-4941247
(Jurisdiction of Incorporation or organization if not a U.S. national bank)	(I.R.S. Employer Identification no.)

60 WALL STREET
NEW YORK, NEW YORK	10005
(Address of principal executive offices)	(Zip Code)

Deutsche Bank Trust Company Americas

Attention: Catherine Wang

Legal Department

60 Wall Street, 36th Floor

New York, New York 10005

(212) 250 – 7544

(Name, address and telephone number of agent for service)

CALIFORNIA REPUBLIC AUTO RECEIVABLES TRUST 2015-1

(Exact name of obligor as specified in its charter)

Delaware	38-7133760
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

Copies To:

c/o Wilmington Trust, National Association

Rodney Square North

1100 North Market Street

Wilmington, Delaware 19890-0001

Attention: Corporate Trust Administration

[address of principal executive offices/zip code]

Debt Securities

Asset Backed Notes of California Republic Auto Receivables Trust 2015-1

Item 1.	General Information.

Furnish the following information as to the trustee.

(a)	Name and address of each examining or supervising authority to which it is subject.

Name	Address

Federal Reserve Bank (2nd District)	New York, NY
Federal Deposit Insurance Corporation	Washington, D.C.
New York State Banking Department	Albany, NY

(b)	Whether it is authorized to exercise corporate trust powers.

Yes.

Item 2.	Affiliations with Obligor.

If the obligor is an affiliate of the Trustee, describe each such affiliation.

The obligor is not an affiliate of the Trustee.

Item 3. - 15.	Not Applicable

Item 16.	List of Exhibits.

Exhibit 1 -	Restated Organization Certificate of Bankers Trust Company dated August 6, 1998, as amended. Copy attached.

Exhibit 2 -	Certificate of Authority to commence business - Incorporated herein by reference to Exhibit 2 filed with Form T-1 Statement, Registration No. 333-190866-02.

Exhibit 3 -	Authorization of the Trustee to exercise corporate trust powers - Incorporated herein by reference to Exhibit 3 filed with Form T-1 Statement, Registration No. 333-190866-02.

Exhibit 4 -	Existing By-Laws of Deutsche Bank Trust Company Americas, as amended on July 24, 2014 - Incorporated herein by reference to Exhibit 4 filed with Form T-1 Statement, Registration No. 333-190866-02. Copy attached.

Exhibit 5 -	Not applicable.

Exhibit 6 -	Consent of Bankers Trust Company required by Section 321(b) of the Act. - Incorporated herein by reference to Exhibit 6 filed with Form T-1 Statement, Registration No. 333-190866-02.

Exhibit 7 -	The latest report of condition of the trustee published pursuant to law or the requirements of its supervising or examining authority. Copy attached.

Exhibit 8 -	Not Applicable.

Exhibit 9 -	Not Applicable.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, Deutsche Bank Trust Company Americas, a corporation organized and existing under the laws of the State of New York, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of New York, and State of New York, on this 4th day of March, 2015.

Deutsche Bank National Trust Company For
DEUTSCHE BANK TRUST COMPANY AMERICAS

By:	/s/ Mark DiGiacomo
	Name:	Mark DiGiacomo
	Title:	Vice President